COMCAST CORPORATION AND JONES INTERCABLE ENTER INTO A DEFINITIVE
                                MERGER AGREEMENT

                  Comcast to Own 100% of Jones Intercable, Inc.

December 22, 1999

Philadelphia, PA -- Comcast Corporation (NASDAQ: CMCSK, CMCSA) and Jones Intercable, Inc. (NASDAQ: JOIN, JOINA) announced today that the two companies have entered into a definitive merger agreement whereby all Jones shareholders will receive 1.4 shares of Comcast Class A Special Common Stock (CMCSK) for each share of Jones Intercable, Inc. (JOIN and JOINA). The transaction will result in Jones Intercable being a 100% owned subsidiary of Comcast Corporation and is expected to be tax-free to Jones shareholders. Comcast had previously announced its intention to make an offer to exchange 1.4 shares of CMCSK for each Jones Intercable share up to 79% of the outstanding JOIN and JOINA shares.

A special committee of the independent directors of Jones Intercable, Inc. considered Comcast's exchange offer and proposed the merger to Comcast as a transaction that would be substantially more attractive to Jones Intercable shareholders. A special committee has unanimously approved the merger and has received a fairness opinion from Donaldson, Lufkin & Jenrette. In addition, the Boards of Directors of Comcast and Jones Intercable have unanimously approved the merger. The merger is subject to a number of conditions including two-thirds approval of each class of Jones shares, majority approval of the Jones shares not held by Comcast and approvals from certain regulatory authorities. Jones Intercable expects to hold the required shareholder votes during the first quarter of 2000 and anticipates that the merger will close during the second quarter of 2000.

This press release may contain forward-looking statements. Readers are cautioned that such forward-looking statements involve risks and uncertainties that could significantly affect actual results from those expressed in any such forward-looking statements. Readers are directed to the note contained on page one of Comcast's Quarterly Report and Jones Intercable's Quarterly Report on Form 10-Q for a description of such risks and uncertainties.


Jones Intercable, Inc. is principally involved in the development, management and operation of broadband cable networks. On April 7, 1999, Comcast Corporation acquired a controlling interest in Jones Intercable, Inc., and as of such date, is an indirect consolidated subsidiary of Comcast Corporation.

Jones Intercable's Common Stock and Class A Common Stock are traded on The Nasdaq Stock Market under the symbols JOIN and JOINA, respectively.

Comcast Corporation (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks and the provision of programming


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content, through principal ownership of QVC, Comcast-Spectacor and Comcast
SportsNet, a controlling interest in E! Entertainment Television and through other programming investments.

Comcast's Class A Special Common Stock and Class A Common Stock are traded on the Nasdaq Stock Market under the symbols CMCSK and CMCSA, respectively.

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